# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Adverum Biotechnologies, Inc., CIK 0001501756
CUSIP: 00773U108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Cardinal Way, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 12/04/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001373604
Persons authorized to receive notices and communications: Braden M Leonard, 65 E Cedar - Suite 2, Zionsville, Indiana (IN), 46077, 317-344-2447

## Reporting persons
- BML Investment Partners, L.P. (CIK 0001373604): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,958,080; sole dispositive power 0; shared dispositive power 1,958,080; aggregate amount beneficially owned 1,958,080 (8.9% of the class)
  Comment: The percentage listed in row 13 is calculated based on 22,077,467 shares of Common Stock outstanding on November 7, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025.
- Leonard Braden Michael (CIK 0001373603): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 191,800; shared voting power 1,958,080; sole dispositive power 191,800; shared dispositive power 1,958,080; aggregate amount beneficially owned 2,149,880 (9.7% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Adverum Biotechnologies, Inc.
Address of issuer's principal executive offices: 100 Cardinal Way, Redwood City, California (CA), 94063

## Item 2. Identity and Background
Name of person filing: Braden M. Leonard Mr. Leonard's business address is 65 E Cedar Suite 2, Zionsville, IN 46077. Mr. Leonard's principal business is to serve as managing member of BML Capital Management, LLC.
Residence or business address: 65 E Cedar - Suite 2, Zionsville IN 46077
Present principal occupation or employment: See above.
Criminal convictions in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Braden M. Leonard is a citizen of the United States of America.
BML Investment Partners, L.P. is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: BML Investment Partners, L.P. holds 1,958,080 shares of Common Stock which were acquired using working capital. Braden M Leonard holds 191,800 shares of Common Stock which were acquired using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business by the reporting persons for investment purposes. The reporting persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The reporting persons may evaluate on a continuing basis the investment in the Issuer and may, from time to time, acquire or dispose of Common Stock of the Issuer. Any such acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) investment policies of the reporting persons; (iv) other investment opportunities available to the reporting persons; (v) general market and economic conditions; (vi) tax considerations; and (viii) such other factors as the reporting persons may deem relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions.

As with their other investments, the Reporting Persons continuously evaluate the Issuer, including, but not limited to, its businesses, operations and prospects. The Reporting Persons may engage in discussions with the Issuer and its representatives and/or other stockholders, seek to enter into a confidentiality agreement with the Issuer and/or discuss with the Issuer different strategic alternatives or changes to the Issuer's operations. There can be no certainty as to whether discussions with the Issuer will occur, the outcome of any such discussions or whether the Reporting Persons will take any actions relating to the Issuer.

The Reporting Persons sold 1,099,446 shares between Dec 1 and Dec 4 and is updating the 13D to report the percentage ownership change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
BML Investment Partners, L.P. beneficially owns 1,958,080 shares of the Issuer's Common Stock, or 8.9%.

Braden M Leonard beneficially owns 191,800 shares of the Issuer's Common Stock, or 0.8%.
Number of shares as to which each person has sole or shared power to vote or dispose:
BML Investment Partners, L.P. 1,958,080
Braden M Leonard 191,800
Transactions in the class effected during the past sixty days:
BML Investment Partners, L.P.

12/1/25 Sold 300,000 at $4.20
12/2/25 Sold 51,961 at $4.20
12/3/25 Sold 222,925 at $4.17
12/4/25 Sold 524,560 at $4.1947
Other persons with the right to receive dividends or sale proceeds: Braden M Leonard is the Managing Member of BML Capital Management, LLC, which is the General Partner to BML Investment Partners, L.P.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, Braden M Leonard - Managing Member of BML Capital Management, LLC (12/05/2025)
- Leonard Braden Michael: Braden M Leonard, Leonard Braden Michael (12/05/2025)